FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT

ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          November 28, 2000

ITEM 3.   NEWS RELEASE

          A press release was disseminated through the services of Canada News Wire and Business Wire on December 6, 2000.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Brocker Technology Group Ltd. has entered into a Memorandum of Understanding with certain shareholders of Littauer Technologies Co., Ltd. (a Korean public company), which sets out the intention of the parties for Brocker to acquire 25% of the outstanding shares of Littauer Technologies Co., Ltd. in exchange for issuing shares of Brocker which will represent a controlling interest in Brocker. This proposed transaction is subject to a number of conditions including completion of a formal agreement, approval of the directors and shareholders of Brocker, completion of due diligence, receipt of regulatory approval, and receipt of a satisfactory fairness opinion.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          On November 28, 2000, Brocker Technology Group Ltd. entered into a Memorandum of Understanding ("MOU") with Charles Spackman, Littauer Investment Ltd., Littauer Strategics Ltd. and Littauer Performance Capital Ltd. (the "Littauer Group") regarding the proposed acquisition of shares of Littauer Technologies Co., Ltd. ("Littauer Technologies"). The MOU provides that Brocker is to purchase from the Littauer Group shares of Littauer Technologies to represent not less than 25% of the outstanding shares of Littauer Technologies, which is a Korean public company whose Common Shares trade on Kosdaq. At the present time Littauer Technologies has approximately 28.5 million shares outstanding, and Brocker has approximately 19.3 million shares outstanding, before giving effect to the issuance of approximately 2 million shares pursuant to the acquisitions of Certus Project Consulting Limited and Generic Technology Limited. The shares of Littauer are to be acquired in exchange for the issuance of Brocker Common Shares from treasury. The MOU provides that the number of shares of Brocker to be issued is to be based upon the relative trading prices of the shares of Littauer Technologies and Brocker upon completion of the transaction, subject to a minimum ratio of 4 shares of Brocker for each share of Littauer and a maximum ratio of 6 shares of Brocker for each share of Littauer. This would result in the Littauer Group holding between 55% and 67% of the then outstanding shares of Brocker after the completion of this transaction. The MOU provides that, after completion of this

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          transaction, Brocker is to make its best efforts to acquire the remaining outstanding shares of Littauer Technologies.

          In order to comply with applicable legal requirements it is anticipated that the transaction may proceed by way of a cash purchase of the shares of Littauer Technologies, with the Littauer Group then using the proceeds of such sale to complete a private placement in Brocker. In such instance, the MOU provides that Littauer Group is to provide or arrange the required financing to complete the transaction on a cash basis.

          The MOU contemplates that after completion of the transaction the Board of Brocker will be composed of two representatives of Brocker and five representatives of the Littauer Group, and that the Corporation will be renamed Littauer Corporation Ltd. This transaction is subject to a number of conditions, which include: arranging financing to facilitate the transaction, execution of a definitive agreement, approval of the directors and of the shareholders of Brocker, completion of satisfactory due diligence reviews by each party, receipt of a satisfactory fairness opinion and receipt of all required regulatory approvals.

          Littauer Technologies is an International Holding and Management Company which invests in, develops and manages a network of e-business solution companies in the Asian Pacific Region. Its investment portfolio currently consists of 32 wholly or majority owned companies focused on business solutions and infrastructure, internet enabling technologies and on-line media and e-commerce. Based upon the current trading price of its shares on Kosdaq, Littauer Technologies has a market capitalization of approximately $160 million. Further information regarding Littauer Technologies, its business and management, can be obtained through its website located at www.littauer-tech.com, which includes access to a research report prepared by Lehman Bros. dated October 12, 2000, and a research report prepared by SG Global Research dated August 29, 2000.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Chairman of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this 15th day of December, 2000.

                                                     /s/ Casey O'Byrne
                                                     --------------------------
                                                     CASEY O'BYRNE
                                                     Chairman